Issuer Free Writing Prospectus

Filer: Annovis Bio, Inc.

Filed Pursuant to Rule 433

Registration No. 333-232529

December 10, 2019

Attacks Alzheimer’s Disease and Neurodegeneration by Improving the Information Highway of the Nerve Axonal Transport Cell Proposed Symbol: ANVS (NYSE American) D e c e m b e r 2 0 1 9

DISCLAIMER We have filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this presentation relates. This document does not provide full disclosure of all material facts relating to the securities offered. Before you invest you should read the preliminary prospectus, the registration statement and other documents we have filed with the SEC incorporated therein for more complete information about us and the offering, including the risk factors relating to us and the securities offered. When available, you may obtain these documents for free on the SEC website www.sec.gov or by contacting ThinkEquity, a division of Fordham Financial Management, Inc., 17 State Street, 22nd Floor, New York, NY 10004. This company presentation may include “forward-looking statements.” All forward-looking statements are subject to a number of risks, uncertainties and assumptions, and you should not rely upon forward-looking statements as predictions of future events. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “will,” “plan,” “potential,” “predict,” “project,” “should,” “would” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes. Examples of forward looking statements contained in this presentation include, among others, statements regarding our ability to develop and commercialize ANVS401; our ability to develop other products in our pipeline; status, timing and results of preclinical studies and clinical trials; the potential benefits of ANVS401; the timing of seeking regulatory approval of ANVS401; our ability to obtain and maintain regulatory approval; our estimates regarding our capital requirements; our plans to develop and market ANVS401 and the timing of our development programs; our estimates of the size of the potential markets for ANVS401; sources of cash, including the proceeds from this equity issuance and contributions from grants; the rate and degree of market acceptance of ANVS401; our intellectual property position; our ability to maintain and protect our intellectual property rights; our results of operations, financial condition, liquidity, prospects, and growth strategies; our spending of the proceeds from this offering; the industry in which we operate; and the trends that may affect the industry or us. This presentation discusses product candidates that are under pre-clinical study and clinical trial and that have not yet been approved for marketing by the Food and Drug Administration. No representation is made as to the safety or efficacy of these product candidates for the therapeutic use for which they are being studied. All forward-looking statements are based upon current estimates and expectations about future events and financial and other trends. There is no guarantee that future results, performance or events reflected in the forward-looking statements will be achieved or occur. No person assumes responsibility for the accuracy and completeness of the forward-looking statements, and, except as required by law, no person undertakes any obligation to update any forward-looking statements for any reason after the date of this company presentation. Certain data in this presentation was obtained from various external sources. Neither the Company nor its affiliates, advisers or representatives have verified such data with independent sources. Accordingly, neither the Company nor any of its affiliates, advisers or representatives make any representations as to the accuracy or completeness of that data or to update such data after the date of this presentation. Such data involves risks and uncertainties and is subject to change based on various factors. FREE WRITING PROSPECTUS We have filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering. You may access these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. The preliminary prospectus, dated November 19, 2019, is available on the SEC Web site at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact ThinkEquity, a division of Fordham Financial Management, Inc., located at 17 State Street, 22nd Floor, New York, New York 10004, by telephone at (877) 436-3673, or by email at prospectus@think-equity.com. 2

OFFERING SUMMARY ANNOVIS BIO, Inc. ISSUER: Proposed Aggregate Offering $ 10.0 Million $6.00 -$8.00 Price Range ANVS – NYSE American Proposed Symbol 1.4 million Shares Offered Pre-IPO Common Shares as Converted 4.5 million Post-IPO Common Shares Outstanding 5.9 million To advance the clinical development of ANVS401, our lead compound Use of Proceeds ThinkEquity, a division of Fordham Financial Management, Inc. Sole Book Runner 3

INVESTMENT HIGHLIGHTS A novel approach to treat neurodegeneration is desperately needed Annovis is developing drugs for Alzheimer's (AD) and Parkinson's disease (PD), including the orphan indication Alzheimer's in Down Syndrome (AD-DS) Three patented families of compounds   Lead compound, ANVS401, is the only drug to improve axonal transport, the information highway of the nerve cell, by attacking multiple neurotoxic proteins Two phase 2a studies  AD trial already underway  PD trial to be initiated Successful completion of the two phase 2a will allow start of two phase 3 studies  AD-DS  PD Highly experienced and respected management team, great board and world renowned scientific advisory board     4

THE STATE OF ALZHEIMER’S DISEASE Alzheimer's is the most common cause of dementia, general term for memory loss and other cognitive abilities serious enough to interfere with daily life. Alzheimer's disease accounts for 60 to 80 percent of dementia cases. a  1 in 6 females and 1 in 11 males have the chance to develop Alzheimer's during the remainder of their lives at age 65. From 1998 to 2018 there have been over 500 failed attempts at developing Alzheimer's drugs. The sector needs to rethink dementia, develop new approaches and create new drugs.    5

ALZHEIMER’S DRUG TRIAL FAILURES Have researchers been on the wrong track with amyloid? The idea that sticky brain plaques cause Alzheimer’s disease began as an interesting hypothesis and eventually became drug industry dogma. Now, after a string of clinical trial failures, that hypothesis looks less credible than ever. But how did nearly two decades of failure not convince the brightest minds in pharma that it was time to move on? Damian Garde & Alex Hogan Amyloid Plaque and Aβ is NOT The Only Answer After amyloid failures, it’s time to take a new tack for treating Alzheimer’s Raymond J. Tesi STAT News April 30, 2019 Aducanumab's failure puts pressure on field to look beyond amyloid Ned Pagliarulo March 22, 2019 6

ANNOVIS' NEW, 3-PRONG APPROACH TO ATTACK AD AND PD

Chronic and acute brain insults lead to high levels of neurotoxic proteins and to neurodegeneration

Amyloid β

Alzheimer's - Parkinson's
Aβ Targeting Compounds



Tau

Tauopathies - Alzheimer's
Tau Targeting Compounds



aSynuclein

Parkinson's - Alzheimer's
aSYN Targeting Compounds



Attacking one neurotoxic protein results in minimal effect

ANVS401 is the only drug to attack multiple neurotoxic proteins simultaneously

ANNOVIS 7

PIPELINE Oral drug for chronic indications injectable drug for acute traumatic events oral drug for advanced and dementia 8 NEUROTOXIC PROTEIN DISEASETARGET PRE-CLINICAL IND PHASE 1 PHASE 2 ADAPP, tau, aSYN AD-DSAPP, tau, aSYN PDaSYN, APP, tau TBItau, APP, aSYN AdvancedBChEl ADAD

CORPORATE Multi-layer strategy PATENT ESTATE Method of Use: Acute Brain and Nerve Injuries Composition Methods of Use: Method of Use: Process for Production     of Matter and Method of Use pK/pD, Dose, Formulations Prevention and Treatment Patent/Application Subject Matter Status US Expiry US ANVS401 and 405 - Method of use of MOA for prevention and treatment of diseases PCT 2038 Pending ANVS405 - Acute brain and nerve injuries 2036 PCT Pending ANVS401 - pK/pD, low doses, formulations Neurodegenerative Diseases US 10,383,851 Issued August 2019 PCT 2031 In-licensed patents Composition of matter, manufacturing, method for treating AD and DS 2022-25 Granted 9

ANNOVIS

HOW NERVE CELLS WORK

In healthy nerve cells little packages containing neurotransmitters or nerve growth factors travel unimpaired from the cell body through the axon to the synapse.


NEUROTRANSITTERS
THAT TRAVEL ACCROSS
THE AXON
Adrenaline
Noradrenaline
Dopamine
Serotonin
Gaba
Acetylcholine
Glutamine
Endorphins
DENDRITES
SOMA &
CELL BODY
AXON
MYELIN SHEATH
THE INFORMATION HIGHWAY
SYNAPSE

Neurotoxic proteins limit the flow and speed at which neurotransmitters travel along the axon resulting in compromised nerve function

ANNOVIS 10

NEUROTOXIC PROTEINS IMPAIR AXONAL TRANSPORT AND CAUSE A TOXIC CASCADE

HIGH LEVELS OF NEUROTOXIC PROTEINS	ANVS401 LOWERS LEVELS OF NEUROTOXIC PROTEINS
IMPAIRED AXONAL TRANSPORT	IMPROVED AXONAL TRANSPORT
SLOWER SYNAPTIC TRANSMISSION	INCREASED SYNAPTIC TRANSMISSION
INFLAMMATION	NO INFLAMMATION
DEATH OF NERVE CELLS	HEALTHY NERVE CELLS
LOSS OF COGNITIVE AND MOTOR FUNCTION	IMPROVED COGNITIVE AND MOTOR FUNCTION

ANVS401 IMPROVES AXONAL TRANSPORT AND IMPEDES THE TOXIC CASCADE

ANNOVIS

NEURODEGENERATION IS AN AXONAL TRANSPORT DISEASE

Axonal transport is responsible for:

- Neurotransmitters GABA (anxiety), ACh (cognition), dopamine (movement), serotonin (mood)
- Neurotrophic factors NGF, BDNF
- All communication within and between nerve cells

Newly published Nature Review Article (September 2019):

"Axonal transport disruption is linked to human neurological conditions."

Retrograde (0.5 frame/sec)

Normal Transport

The ***Normal Flow and Speed*** of vesicles carrying BDNF across the axon.


(88s)

Abnormal Transport

Shows the ***Blockage and Slowing*** of BDNF across the axon. Black areas demonstrate where transport is slowed due to high levels of neurotoxic proteins.


(120s)

TREATED WITH ANVS401

The ***Flow and Speed*** of axonal transport is improved.


10 µm
(88s)

APP, Ab42, C99 – Mobley, UCSD; aSYN – Isacson, Harvard; Lee, U.Penn; Tau – U. Muenich & Zuerich; Htt – Mobley, UCSD; TDP43 – Taylor, Northwestern

ANNOVIS 12

WHAT DOES IMPAIRED AXONAL TRANSPORT MEAN FOR YOUR HEALTH? Everything we do is regulated by our brain. The brain sends its directives via axon to the targets, be they in the brain or in the body  Therefore everything we do is regulated by neurotransmitters  Acetylcholine stimulates cognition and low levels lead to memory loss and dementia – Alzheimer’s disease Dopamine in responsible for movement and low levels cause shaking and slow movements – Parkinson’s disease GABA calms us and is responsible for sleep and low levels cause agitation, anxiety and epilepsy Serotonin keeps our mood up and low levels cause depression     Neurotransmitters are responsible for how we feel, think and act  13

RESULTS IN HUMANS ANVS401 Lowers Neurotoxic Proteins in Spinal Fluid of MCI Patients Maccecchini et al: JNNP 2012; 83: 894-902  In this proof of concept study, ANVS401 lowers the levels of APP/Aβ, tau/p-tau and αSYN back to the levels seen in healthy volunteers  It lowers the levels of the three neurotoxic proteins causing AD and PD 14

ANVS401 LOWERS NEUROTOXIC PROTEINS AND INFLAMMATORY MARKERS CSF Biomarkers Significantly Decrease After 10 Days of Oral ANVS401 in MCI Patients CSF Inflammatory Markers Significantly Decrease After 10 Days of Oral ANVS401 in MCI Patients Human Biomarker CSF % of Baseline Inflammatory Protein CSF % of Baseline p-Value p-Value sAPP α sAPP β Aβ42 Tau p-Tau αSYN -59.9% -57.7% -51.4% -46.2% -61.0% -41.2% 0.0006 0.0001 0.053 0.002 0.0005 0.091 Complement C3 -86.9% 0.0007 MCP-1 -87.5% 0.0007 YKL40 -72.7% 0.0113 sCD14 -26.1% 0.1159 Factor FH* 23.7% 0.4988 * Control Factor Maccecchini et al: JNNP 2012; 83: 894-902 15

TWO PHASE 2 CLINICAL TRIALS IN AD AND PD

PATIENTS	ENDPOINTS
AD with 24 patients for one month (ongoing) PD with 50 patients for one month (planned)	**Target Engagement** Decrease in neurotoxic protein levels
	Pathway Engagement Increase in neurotransmitters and neurotrophic factors Lowering of inflammatory proteins Lowering of neurodegeneration markers
	Cognitive Outcomes and Functional Outcomes

TWO PHASE 3 CLINICAL TRIALS IN AD-DS AND PD

PATIENTS	ENDPOINTS
AD-DS with 100 patients for 24 months	**Cognitive Outcomes**
PD with 400 patients for 18 months	**Functional Outcomes**

ANNOVIS 16

RESULTS IN ANIMALS 19 animal studies showed that ANVS401 and ANVS405 improved the affected function 17  ANVS401 and ANVS405 increased memory and learning in three animal models: AD tg mice DS trisomic mice TBI rats  Improved gut motility in PD tg mice  Stabilized brain chemistry in FTD tau tg mice  Protected retinal cells in acute glaucoma in rats

MARKET PROJECTIONS Increase in Incidence with Aging of Population 47% 4% 2% 1% 60-65 65-70 70-75 75-80 80-85 85+ Source: Alzheimer‘s Association 2014; Incidence of AD in Relation to Age Annual sales potential for US and worldwide are over $100 billion dollars 18 16% 8%

PLANNED USE OF PROCEEDS IPO Proceeds $ 1 0 ,0 0 0 ,0 0 0 * In August 2019, Annovis r eceived an NIH grant for $ 1.7 million that fully covers the costs associated with the chronic toxicology studies 19 Use of Proceeds Through 2021 Phase 2a Trial in PD$3,000,000 Phase 2a Trial in AD800,000 Chronic Toxicology Studies *1,700,000 Commence Phase 3 Study in AD-DS200,000 R&D600,000 License Agreement Payments700,000 Legal IP700,000 G&A1,400,000 $9,100,000

ANVS401 DEVELOPMENT PLANS IPO SECONDARY OFFERING 20 POST-IPO DEVELOPMENT PLAN 2019 2020 2021 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Long term animal tox Additional GMP material Phase 2 AD Silk study Phase 2 AD - PD study Phase 2 PD dose titration FDA Meeting Begin Phase 3 in AD-DS and PD

CHIEF EXECUTIVES AND CHIEF ADVISORS Maria L. Maccecchini, PhD Founder, President & CEO Founded Annovis in May 2008 to develop better therapeutics for Alzheimer’s, Parkinson’s and other neurodegenerative diseases. Was partner and director of two angel groups, Robin Hood Ventures and MidAtlantic Angel Group; Founder and CEO of Symphony Pharmaceuticals/Annovis a biotech company that sold in 2001 to Transgenomic; General Manager of Bachem Bioscience, the US subsidiary of Bachem AG, Switzerland and Head Molecular Biology Mallinckrodt; Dr. Maccecchini did one postdoc at Caltech and one at the Roche Institute of Immunology, her PhD in biochemistry is from the Biocenter of Basel with a two-year visiting fellowship at The Rockefeller University. Jeffrey McGroarty, CPA, MBA, Chief Financial Officer Jeff is a financial executive with experience in investor relations, working with analysts, creditors and financial institutions, planning and analysis, capital allocation, SEC communications and reporting, accounting, acquisitions and turnarounds. He is experienced in effectively managing complex projects, building professional relations and developing staff. Mr. McGroarty was previously employed as CFO of Safeguard Scientifics, Interim Controller at Cephalon, Inc., Vice President-Financial Planning and Analysis of Exide Technologies, Inc., and Senior Manager at PWC. Jeff’s MBA is from the Wharton School of Business. Jeffrey Cummings, MD, Chief Medical Advisor Dr. Cummings completed Neurology residency and a Fellowship in Behavioral Neurology at Boston University, Boston, Massachusetts. US training was followed by a Research Fellowship in Neuropathology and Neuropsychiatry at the National Hospital for Nervous Diseases, Queen Square, London, England. Dr. Cummings was formerly Professor of Neurology and Psychiatry at UCLA, director of the Mary S. Easton Center for Alzheimer’s Disease Research at UCLA, director of the Deane F. Johnson Center for Neurotherapeutics at UCLA and director of the Cleveland Clinic Lou Ruvo Center for Brain Health in Las Vegas, Cleveland and Florida. He is past president of the Behavioral Neurology Society and of the American Neuropsychiatric Association. Dr. Cummings has authored or edited 30 books and published nearly 600 peer-reviewed papers. William Mobley, MD, PhD Chief Scientific Advisor Distinguished Professor, Department of Neurosciences Florence Riford Chair for Alzheimer Research and Associate Dean for Neurosciences Initiatives. He is a member of the National Academy of Medicine. His research focuses on the neurobiology of neurotrophic factor actions/signaling and on the hypothesis that malfunction of these mechanisms contribute to neuronal dysfunction in developmental and age-related disorders of the neurosystem. 21

SCIENTIFIC ADVISORY BOARD Sidney Strickland, PhD, Chairman Jeffrey Cummings, MD Vice President and Dean for Educational Affairs and Research Professor, Patricia and John Rosenwald Laboratory of Neurobiology and Genetics at Rockefeller University. Dr. Strickland’s laboratory investigates how dysfunction of the circulatory system contributes to Alzheimer’s and Dr. Cummings completed Neurology residency and a Fellowship in Behavioral Neurology at Boston University, Massachusetts. US training was followed by a Research Fellowship in Neuropathology and Neuropsychiatry at the National Hospital for Nervous Diseases, London, England. Dr. Cummings was formerly Professor of Neurology and Psychiatry, Director of Alzheimer’s Disease Research and Director of the Center for Neurotherapeutics at UCLA. He was Director of the Cleveland Clinic Lou Ruvo Center for Brain Health in Las Vegas, Cleveland and Florida. other neurodegenerative disorders. the Chairman of Annovis Bio’s SAB. He will serve as Gregory Petsko, PhD He is a member of the National Academy of Sciences, the National Academy of Medicine, the American Academy of Arts and Sciences and the American Philosophical Society. His research interests are directed towardsunderstandingthebiochemicalbasesof neurological diseases like Alzheimer’s, Parkinson’s, and ALS discovering treatments (especially by using structure-based drug design), that could therapeutically affect those biochemical targets, and seeing any resulting drug candidates tested in humans. He has also made key contributions to the field of protein crystallography. Peter Davies, PhD Peter Davies received his B.Sc. and Ph.D. both in Biochemistry from the University of Leeds. He was apost-doctoralfellowattheUniversityof Edinburgh, Scotland before joining the staff of the Medical Research Council Brain Metabolism Unit in Edinburgh in 1974, where he began his research on Alzheimer’s disease. He is presently the Director of the Litwin-Zucker Research Center. William Mobley, MD, PhD Dr. Mobley is Distinguished Professor, Department ofNeurosciencesFlorenceRifordChairfor Alzheimer Research and Associate Dean for Neurosciences Initiatives. He is a member of the National Academy of Medicine. His research focuses on the neurobiology of neurotrophic factor actions/signaling and on the hypothesis that malfunction of these mechanisms contribute to neuronal dysfunction in developmental and age-related disorders of the neurosystem. Rudolph E. Tanzi, PhD Dr. Tanzi has published over 500 research papers and has received the highest awards in his field, including the Metropolitan Life Foundation Award, Potamkin Prize, Ronald Reagan Award, Silver Innovator Award, and many others. He was named to TIME magazine’s list of TIME100 Most Influential People in the World (2015), and received the Smithsonian American Ingenuity Award, the top national award for invention and innovation. He co-authored the popular trade books “Decoding Darkness”, New York Times bestseller, “Super Brain”, and international bestseller “Super Genes”. 22

BOARD OF DIRECTORS Michael B. Hoffman Chairman Mr. Hoffman is the Founder and Managing Partner of Stone Capital Partners, a private equity firm focused on power and renewable energy. He was Partner of Riverstone, senior managing director at the Blackstone Group and managing director at Smith Barney, Harris Upham & Co. He serves as Chairman of Onconova, Annovis Bio, Curative and is on the Board of Rockefeller University. Mark White Mark is a biopharmaceutical executive with global marketing, business development and salesexperience. Currently,Markisan independent consultant and a member of Robin Hood Ventures, a Philadelphia based angel investor group. Previously, Mark held senior level roles at Pfizer in marketing and commercial development, where he led the successful global launches of Inspira, Revatio, Lyrica and Xeljanz. In his last position, he was Vice President Worldwide Marketing, with global responsibility fornewproduct developmentandin-line marketing for Pfizer’s Inflammation Claudine E. Bruck, PhD Pharmaceutical executive and scientist with strong Therapeutic Area. entrepreneurial drive. Exhibited successes in building a therapeutic research unit de novo and leading discovery and clinical development of biological (vaccines, biopharmaceuticals) and small molecule medicines as well as an ophthalmic drug portfolio. With creativity and a strong results-focus, she is energized to challenge and lead Robert M. Whelan, Jr. Mr. Whelan brings over 35 years of corporate finance and investment banking experience to Annovis’ Board of Directors. Since 2001, Mr. Whelan has been President of Whelan & Company, LLC, providing financial consulting, valuation and strategic services to public and teams. Extensive Pharmaceutical industry and experience spans drug discovery development across several therapeutic. private companies in the technology, healthcare and alternative energy industries. From 1999 to 2001, Mr. Whelan served as Vice Chairman, Prudential Volpe Technology Group. Prior to then, Mr. Whelan was a senior executive with Volpe Brown Whelan, a private technology and healthcare investment banking, brokerage and asset management firm. Maria L. Maccecchini, PhD Executive Board Member Founded Annovis in May 2008 to develop better therapeutics for Alzheimer’s, Parkinson’s and other neurodegenerative diseases. Founder and CEO of Symphony Pharmaceuticals/Annovis focused on protecting brain cells after stroke. It sold in 2001 to Transgenomic. . 23

INVESTMENT SUMMARY A novel approach to treat neurodegeneration is desperately needed  The markets for AD and PD drugs are in the multibillions of dollars and growing  Annovis has a novel solution to stop the course of AD and PD  ANVS401 improves axonal transport and homeostasis in the brain and recovers the affected function  The successful completion of our two Phase 2a studies with the proceeds from this offering will provide optimal information on target and pathway engagement in AD and PD and allows us to move to two Phase 3 studies 24

CONTACT US 1055 Westlakes Drive Suite 300 Berwyn, PA 19312 Improves T H E F L O Wof Axonal Transport in Alzheimer’s Disease and Neurodegeneration +1 (610) 727 3913 info@annovisbio.com www.annovisbio.com Proposed Symbol: ANVS (NYSE American)